September 28, 2018

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 14, 2018
           CIK No. 0001743102

Dear Mr. Yan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Dividend Policy, page 70

1. We note that you paid a cash dividend of RMB 400 million to your shareholders in March
       2018. Disclose why you elected to pay a cash dividend considering your net deficit of
       RMB 1.9 billion at December 31, 2017 and RMB 1.8 billion at June 30,
2018.
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Investor Assurance Program, page 101

2. We note your response to comment 12. Please revise to disclose in tabular format, the outstanding principal balance of loans covered, the liability from the investor assurance program, the restricted cash available to pay these liabilities and the weighted average remaining term for each of the fiscal and interim periods.
3. You state that default payments to investors can only be made from the investor assurance program when there are sufficient funds available, and that your obligation under the investor assurance program to make payments is limited to the amount of the restricted cash at any point in time and you are obliged to compensate investors once the restricted cash balance is replenished again from contributions of future borrowers. Considering the significant unfunded investor assurance program liability as of fiscal year December 31,
         2016 and 2017 and as of the interim June 30, 2018 period, revise your disclosure to discuss in specific detail how you expect to fund the liabilities given your liquidity levels and the expected related timetable of repayments
Results of Operations
Provision for assets and liabilities from investor assurance program, page 106

4. We note that the provision for assets and liabilities from the investor assurance program of
         RMB 164,373 increased to 9.9% of total revenue for the six months ending June 30, 2018 from RMB 42,463 and 1.9% of total revenue for the year ended December 31, 2017.
         Please provide us with information on how the significant increase in the provision was determined during the six month period ending June 30, 2018 in light of the significant level of remaining liabilities from the investor assurance program as well as the changes in credit quality and the impact on delinquency rate trends. Secondary Loan Market, page 130

5. You state that the total investment volume in your secondary loan market as a percentage of your loan origination volume was 84.5% in 2016, 97.2% in 2017 and 84% for the six months ending June 30, 2018. Please revise the disclosures to discuss the factors driving the level of investment activity in the secondary loan market. Evolvement of our product mix , page 134

6. Please revise to define net profit margin and indicate how the margin impacted your operating results for the periods presented. In addition, please revise to disclose the net profit margin for the six month period ending June 30, 2018.
Credit Assessment Model, page 139

7. We note your response to comment 20 and that based on the evolution of your scorecard module you are unable to disclose internal credit scores for all periods presented. Please
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         revise your disclosures to provide a discussion of the credit metrics utilized in your business operations during the periods prior to the implementation of the revised scorecard module.
Investor Assurance Program by Partnering with Class B Investors, page 141

8. You state that for the investor assurance programs launched in July 2018 you do not assume any liabilities to repay Class A or Class B investors, even if the balance of the fund and the proceeds received by the Class B investors are not sufficient to fully compensate all Class A investors for such loans. Please revise to disclose why you are a party to the multilateral loan contract between the borrower, Class A investor(s) and Class
         B investor.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Polies
(d) Fair Value , page F-13

9. You state that assets from the investor assurance program are recorded at cost. Reconcile this with your disclosure on page F-16 which states that assets from the investor assurance program are measured at fair value.
(k) Investor Assurance Program, page F-14

10. You state that under the investor assurance program you set aside a certain percentage of service fees into designated restricted cash accounts to cover, on a portfolio basis, the principal and interest of defaulted loans, payable on a first-loss basis up to the balance of the investor assurance program. Clarify when investors may make a claim for defaulted principal and interest payments against the fund (e.g. after first missed payment).
11. You state that your obligation under the investor assurance program to make payments is limited to the amount of restricted cash and future contributions. Revise to disclose here and in your Subsequent Events footnote for the period ending June 30, 2018, that you intend to use your own working capital to fund the risk assurance program after April 28,
         2018 when the balance of the investor assurance fund is depleted, to be consistent with your disclosures on page F-41.
Incentives to Investors, page F-20

12. We note your response to comment 25. Please revise to disclose the amount of incentives provided to investors for the period ending June 30, 2018.
(o) Revenue Recognition
After adoption of ASU 2014-09, "Revenue from Contracts with Customers" (Topic
606), page F-
21

13. We note that you retrospectively adopted ASC 606; Revenue from Contract with
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         Customers. Please address the following:

             Clarify if there were any changes to the underlying contract terms between you, the borrower and the investor in conjunction with your adoption of ASC 606; and
             Disclose when loan facilitation, post-origination and other service fees are due based on the underlying contract terms.
14. You state that in accordance with ASC 606, service fees related to your Automated
         Investment Tool represent fees paid by the investors when the actual rate of return exceeds the expected rate of return stated in the investment program agreement, estimated based on historical experience of returns on similar investment products and current trends and recognized on a straight-line basis over the term of the investment period only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. Please address the following:

             Disclose how you define investment and subscription periods and the relation of each to the other;
             Tell us in greater detail how these fees are calculated and are recognized as revenue during the investment period;
             Tell us if you estimate the entire amount of the fees on day 1 and if and when the estimate is updated to reflect the actual performance of the underlying loan;
             Provide us with the data to support the use of historical experience of returns on similar investment products and current trends and timing of revenue recognition;
             Tell us how you considered the guidance in ASC 606-10-32-12 in concluding that it is probable that a significant reversal in the amount of cumulative revenue will not occur and when and how often this determination is made;
             Tell us how you determine the actual rate of return exceeds the expected rate of return, including how you factor in actual loss rates on the underlying loans; and
             Disclose the weighted average investment period.
(o) Revenue Recognition
Contract assets, net , page F-23

15.      Please revise to address the following:
           Revise to disclose a separate rollforward of activity for your contract assets and accounts receivable by service type for the periods presented; Revise to disclose a separate rollforward of activity of the movements of the allowance
            for uncollectible contract assets and accounts receivable by service type for the periods presented;
           Revise to disclose separately an aging of the contract assets and accounts receivable by
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             service type for the periods presented; and Enhance your write-off policy to explain the time frame in which a settlement is
             typically reached and the factors you consider in determining when an account is no longer collectible.
(y) Recent Accounting Pronouncement
Recently Adopted Accounting Guidance, page F-27

16. You state that the new revenue standard adjustment upon the adoption of ASC 606 is due to the fact that in accordance with ASC 606 you recognize revenue when you satisfy the performance obligation by transferring the promised service to customers.
             And that revenue loan facilitation services are now recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered complete. You also state that in accordance with ASC 605, since transaction fees were collected in monthly installments, contingent upon the borrower's payment and the borrower had the right to early terminate, revenue was not recognized until the contingency was resolved. Assuming that the underlying contract terms related to revenues in 2016 and 2017 have not changed, tell us how you satisfied the provisions of ASC 606-10-25-30(a) in concluding that despite the contingency related to payment and early termination, you now have the right to payment;
             Tell us why, prior to February 2018, under the terms of both your previous contracts and current contracts, you were willing to forego unpaid loan facilitation service fees despite the completion of the related services; and Tell us what the net revenue adjustments were by service type, upon the adoption of
             ASC 606.
Note 5. Liabilities from Investor Assurance Program, page F-32

17. Please revise to provide a rollfoward of activity in the restricted cash account for the periods presented.
18. Please revise to disaggregate net payouts based on the underlying vintage of the related original liability for each of the periods presented.
19. Please revise the table to separately disclose gross payouts and recoveries separately for the periods presented.
Note 10. Related Party Transactions, page F-39

20. We note that amounts due from related parties of RMB 517,685 were acquired in connection with the acquisition of Niwodai Finance for which the underlying loans are due by the end of 2018. Considering that the amounts due are 20% of your total assets, please enhance your disclosure to discuss how you assess the likelihood of
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September 28, 2018
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      collection, including the results of your assessments for the periods presented.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(f) Revenue Recognition , page F-53

21. In regard to the accounts receivable and contract assets, net, please address the following:

          Tell us the factors considered which resulted in the write-off of "other online standard loan products" of RMB 60,245 for the six month period ending June 30, 2018; and
          Disclose why you expect to recognize unsatisfied post-origination services as of June
          30, 2018 over three years considering your product term of twelve months, and in the past of up to eighteen months as disclosed on page 88.
       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameDinggui Yan
                                                            Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                            Office of Financial
Services
September 28, 2018 Page 6
cc:       Meng Ding, Esq.
FirstName LastName